Filer: Western Goldfields, Inc.
Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12(b) under the Securities
Exchange Act of 1934
Subject Company: Western Goldfields, Inc.
Commission File No.: 000-50894
Registration Statement No.: 333-141595

Western Goldfields Board of Directors Approves
Plan to Change Corporate Structure

Toronto, Ontario, March 27, 2007 - Western Goldfields, Inc. (TSX:WGI, OTC BB:WGDF.OB) (the “Company”) today announced that its Board of Directors has approved a plan to reorganize the Company’s corporate structure so that its place of incorporation will be changed from Idaho, USA to Ontario, Canada. Under the plan, Western Goldfields Inc. (“WGI Ontario”), a newly formed Ontario corporation, will become the parent company of the Company. The proposal is subject to approval by the Company's shareholders at its annual meeting.

The Company’s Board of Directors believes that the reorganization will allow Western Goldfields to take advantage of financial and other business opportunities that are not available under the current corporate structure, including easier and quicker access to capital markets in Canada and the United States and the ability to complete transactions requiring shareholder approval more quickly.

Upon completion of the reorganization, each share of the Company’s common stock will automatically become one WGI Ontario common share. The Company’s common stock is currently listed on the Toronto Stock Exchange under the symbol “WGI” and quoted on the OTC Bulletin Board under the symbol "WGDF.OB" and we expect that, following the reorganization, WGI Ontario shares will be listed on the Toronto Stock Exchange and quoted on the OTC Bulletin Board. The Company’s shareholders’ relative economic ownership will remain unchanged upon completion of the reorganization, and WGI Ontario and its subsidiaries will continue to conduct the business now conducted by the Company and its subsidiaries.

This announcement does not constitute an offer of any securities for sale, or an offer or invitation to purchase any securities. In connection with the proposed reorganization, a registration statement on form S-4 will be filed with the Securities and Exchange Commission (“SEC”) containing a form of proxy statement/prospectus. Investors and security holders are urged to carefully read the proxy statement/prospectus regarding the proposed reorganization when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other documents containing information about the Company and WGI Ontario, without charge, at the SEC’s web site at www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to: Western Goldfields, Inc., 2 Bloor Street West, Suite 2102, P.O. Box 110, Toronto, Ontario, Canada M4W 3E2, Attention: Julie Taylor, telephone: (416) 324-6000.

The Company and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the proposed merger. Information concerning the Company’s participants in the solicitation is set forth in the Company’s proxy statements and annual reports on Form 10-KSB, filed with SEC, and in the aforementioned proxy statement/prospectus relating to the reorganization.

Western Goldfields, Inc.

Under a new, highly experienced, and dynamic management team, Western Goldfields is a gold producer focused on completing the expansion of its wholly owned Mesquite Mine, located in Imperial County, California, and returning the mine to full production. Western Goldfields, Inc. is listed on the Toronto Stock Exchange and trades under the symbol WGI, and is quoted on the OTCBB under the symbol WGDF.OB. For further details regarding the Company, please visit www.westerngoldfields.com.

Forward-Looking Information

Certain statements contained in this news release may contain forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation. Such forward-looking statements are identified by words such as "intends", "anticipates", "believes", "expects", and "hopes" and include, without limitation, statements regarding the Company's plan of business operations, financing options and the consequences thereof, potential contractual arrangements, receipt of working capital, anticipated revenues, and related expenditures. Some of the forward-looking statements contained in this document include statements about the proposed reorganization, including statements that the reorganization will allow the Company to take advantage of financial and other business opportunities that are not available under the Company's current corporate structure, including easier and quicker access to capital markets in Canada and the United States and the ability to complete transactions requiring shareholder approval more quickly, and the listing and quotation of WGI Ontario’s shares. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from such statements. Factors that could cause actual results to differ materially include, among others, those set forth in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2006 filed with the U.S. Securities and Exchange Commission and on www.SEDAR.com, under the caption, "Risk Factors" and the in proxy statement/prospectus regarding the proposed reorganization. Most of these factors are outside the control of the Company. For example, if the Company does not receive the required shareholder approval, the reorganization will not be consummated. In addition, the Company may not realize all or any of the expected benefits of the reorganization. Investors are cautioned not to put undue reliance on forward-looking statements. Except as otherwise required by applicable securities statutes or regulation, the Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

For further details, please visit www.westerngoldfields.com.

For further information:

Brian Penny - Chief Financial Officer
(416) 324-6002
bpenny@westerngoldfields.com

Julie Taylor Pantziris - Director, Regulatory Affairs and Investor Relations
(416) 324-6015
jtaylor@westerngoldfields.com

Richard Wertheim - Investor and Media Relations
Wertheim + Company Inc.
(416) 594-1600
wertheim@wertheim.ca